1333 West Loop South, Suite 1700
Houston, TX 77027
Tel 713.513.3300
www.c-a-m.com

October 16, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Sean Donahue

RE:	Registration Statement on Form S-4 File No. 333-160711

Dear Mr. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cameron International Corporation (the “Company”), the registrant under the registration statement on Form S-4, File No. 333-160711 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 3:00 PM, Washington, D.C. time, on October 16, 2009, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Cameron International Corporation

/s/ William C. Lemmer
William C. Lemmer
Senior Vice President and General Counsel